Form G-FIN

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 2 2006
DIVISION OF MARKET REGULATION

RECEIVED
MAY 3 0 2006

06009190

OFFICIAL USE
11-37

....ernment Securities Broker or Government Securities Dealer Activities
To Be Filed by a Financial Institution Under Section 15C(a)(1)(B)
of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

  A. ☒ Comptroller of the Currency
  B. ☐ Board of Governors of the Federal Reserve System
  C. ☐ Federal Deposit Insurance Corporation
  D. ☐ Office of Thrift Supervision
  E. ☐ Securities and Exchange Commission

2. Conducts business as:

  A. ☐ Government Securities Broker
  B. ☐ Government Securities Dealer
  C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

  A. ☐ Notice
  B. ☒ Amendment

PROCESSED
JUN 3 0 2006
THOMSON
FINANCIAL

4. A. Full name of the financial institution:

   FTN Financial Capital Markets

  B. Address of principal office of financial institution:

   845 Crossover Lane, Suite 150   Memphis, TN 38117

  C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same

  D. Mailing address if different from (B) or (C):

   N/A

  E. Name, title and telephone number of contact person with respect to this notice:

Joel Ross	Senior VP	901-435-8712
Name	Title	Telephone

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

  (If yes, provide addresses and describe activities.)

  See Attached List

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name
See Attached List

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?


A. ☒ Yes   B. ☐ No


Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Joel	S	Ross	Senior VP
First	Middle	Last	Title

Manual Signature   5/24/06
                                                                            Date

FTN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT
May 2006

#5   Additional Locations

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, and money market instruments.

99 Summer Street, Suite 1730
Boston, MA 02110

6101 Carnegie Blvd, Suite 560
Charlotte, NC 28209

500 West Madison Street, Suite 2940
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 810
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

Manhattan Towers
1230 Rosecrans Avenue, Suite 690
Manhattan Beach, CA 90266

One St. Louis Centre, Suite 3000
Mobile, AL 36602

350 Madison Avenue
New York, NY 10017

17015 N Scottsdale Road, Suite 220
Scottsdale, AZ 85255

1 Penn Center
1617 JFK Blvd, Suite 840
Philadelphia, PA 19103

3805 Crestwood Parkway
Suite 150
Duluth, GA 30096

Erie View Towers, Suite 2710
Suite 2710
Cleveland, OH 44114

1400 Old Country Road
Parkway Plaza, Suite 407
Westbury, NY 11590

10 Exchange Place
9th Floor
Jersey City, NJ 07302

303 West Main Street
Freehold, NJ 07728

350 California Street   *Branch Office closed effective 5-22-06.*
Suite 1920
San Francisco, CA 94104

1266 East Main Street
Soundview Plaza, 4th Floor
Stamford, CT 06902

Name	**Title**
Tim Romanow	EVP, Trading Manager/Wholesale Markets
Joel Ross	SVP, Risk Control Manager
Michael Heflin	SVP.-Portfolio Strategies Manager
Jim Vogel	EVP, Head of Research
Allen Riggs	VP, Controller
Bill Buck	SVP, Operations Manager
Jerry Hubbard	Manager, Capital Assets
Addison Hanan	VP, Dealer Sales Manager
Chris Childs	Branch Manager
	Summer Street, Boston, MA
Michael Regan	Branch Manager
	Carnegie Blvd, Charlotte, NC
Rodney Turner	National Sales Manager
Mat Parker	National Sales Manager
Robert Hatcher	Branch Manager
	St. Louis Centre, Mobile, AL
Stephen Mullin	Branch Manager
	JFK Blvd, Philadelphia, PA
Scott Hinchman	Branch Manager
	Crestwood Parkway, Duluth, GA
William Fitzgerald	Branch Manager
	East 9th Street, Cleveland, OH
Dean Prainito	Branch Manager
	Old Country Road, Westbury, NY
John Brennan	Branch Manager
	Exchange Place, Jersey City, NJ
Brian Boyle	Branch Manager
	West Main St, Freehold, NJ
Gregory Nagle	Branch Manager
	East Main Street, Stamford, CT
Kathy Lafreniere	Branch Manager
	West Madison St, Chicago, IL